UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 6)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097
Attention: Pavel Raifeld
Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. .. 04216R 102...
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,421,600
	8	SHARED VOTING POWER 18,942,004
	9	SOLE DISPOSITIVE POWER 17,421,600
	10	SHARED DISPOSITIVE POWER 18,942,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,363,604 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5.
(2)
Based on 27,112,299 shares of Common Stock outstanding as of January 31, 2022, as confirmed in writing by the Issuer, plus of 3,614,792 shares of Common Stock acquired by the Reporting Person on February 9, 2022 as disclosed on this Amendment No. 6 and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

CUSIP No. .. 04216R 102...
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,942,004
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,942,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,942,004 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.
(2)
Based on 27,112,299 shares of Common Stock outstanding as of January 31, 2022, as confirmed in writing by the Issuer, plus of 3,614,792 shares of Common Stock acquired by the Reporting Person on February 9, 2022 as disclosed on this Amendment No. 6 and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva, as further amended and supplemented by Amendment No. 2 filed with the SEC on January 26, 2021 by Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub”), as further amended and supplemented by Amendment No. 3 filed with the SEC on March 17, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 4 filed with the SEC on April 1, 2021 by Innoviva and Innoviva Sub, as further amended and supplemented by Amendment No. 5 filed with the SEC on November 1, 2021 by Innoviva and Innoviva Sub (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”). Innoviva and Innoviva Sub (collectively, the “Reporting Persons”) are filing this amendment to reflect the acquisition of additional shares of Common Stock and Warrants.

Except as specifically amended and supplemented by this Amendment No. 6, the Schedule 13D (as amended) remains in full force and effect

Item 3. Source and Amount of Funds or Other Consideration

Item 3 in Schedule 13D is hereby supplemented as follows:

The aggregate purchase price for the Common Stock and Warrants reported in this Amendment No. 6 was approximately $18.1 million. The Common Stock and Warrants reported in this Amendment No. 6 were acquired with funds provided from working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 in Schedule 13D is hereby supplemented as follows:

On February 9, 2022, the Reporting Persons entered into that certain Securities Purchase Agreement with the Issuer (the “Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to the Reporting Person, in a private placement, up to 9,000,000  newly issued shares of Common Stock and Warrants to purchase up to 4,500,000 shares of Common Stock, with an exercise price per share of $5.00, subject to satisfaction of certain conditions set forth in the Purchase Agreement, including approval by the stockholders of the Issuer as may be required by the applicable rules and regulations of New York Stock Exchange American.

On February 9, 2022, the Issuer issued 3,614,792 shares of Common Stock and Warrants to acquire an additional 1,807,396 shares of Common Stock of the Issuer (the “First Issuance”).  The Reporting Person purchased the Common Stock and Warrants reported in this Amendment No. 6 for investment purposes.  On the date of this Amendment No. 6, the Reporting Persons collectively own 18,479,439 shares of Common Stock of the Issuer and warrants to acquire an additional 16,672,043 shares of Common Stock of the Issuer.

The Purchase Agreement is attached as Exhibits 10.1 and the form of Warrant is attached as Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on February 9, 2022 and each is incorporated herein by reference; any description herein is qualified in its entirety by reference to the document so filed by the Issuer.

Item 5. Interest in Securities of the Issuer

The first paragraph in Item 5 in Schedule 13D is hereby amended and restated as follows:

The Reporting Persons collectively may be deemed to have beneficial ownership of 36,363,604 shares of Common Stock, representing approximately 76.7% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No. 6 to the Schedule 13D, based on 27,112,299 shares of Common Stock outstanding as of January 31, 2022, as confirmed in writing by the Issuer, plus of 3,614,792  shares of Common Stock acquired by the Reporting Person on February 9, 2022 as disclosed on this Amendment No. 6 and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in this Schedule 13D (as amended), the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of Schedule 13 D is supplemented as follows:
The information contained in Item 5 of Amendment No. 6 is hereby incorporated by reference into this Item 6.
As part of the transactions contemplated by the Purchase Agreement, the Reporting Persons entered into an amended and restated voting agreement (the “A&R Voting Agreement”) with the Issuer, which amended and restated in its entirety that certain Voting Agreement dated January 26, 2021, as amended and restated as of October 28, 2021, pursuant to which the Reporting Persons agreed not to vote or take any action by written consent with respect to shares of common stock of the Company held by the Reporting Persons which represent, in the aggregate, more than 49.5% of the total number of shares of common stock voting with respect to certain matters (such shares, the “Excess Shares”) related to the election of directors to the board of directors (the “Board”), removal of directors from the Board or amendment of the bylaws of the Company to reduce the maximum number of directors or set the number of directors who may serve on the Board (“Board Matters”) presented at any meeting of the stockholders of the Company (or any adjournment or postponement thereof) or for their action by written consent, in each case, unless the Board authorizes Innoviva or its affiliates to vote such Excess Shares with respect to Board Matters.
The Reporting Persons entered into an Amended and Restated Investor Rights Agreement, dated as of February 9, 2022, by and between the Reporting Persons and the Issuer (the “A&R Investor Rights Agreement”), which amended and restated in its entirety that certain Investor Rights Agreement, dated February 12, 2020, as amended and restated as of January 26, 2021, pursuant to which the Reporting Persons have been granted certain rights, including participation rights with respect to issuances of new securities by the Issuer, certain information rights and, subject to minimum ownership thresholds, the right to designate two directors to the Board.
Innoviva Sub also entered into a Registration Rights Agreement, dated as of February 9, 2022, with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer is required to file a registration statement on Form S-1 or Form S-3 (the “Shelf Registration Statement”) covering the resale of the securities issued and sold pursuant to the SPA with the SEC on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if Rule 415 is not available for offers and sales of such securities, by such other means of distribution of such securities as the Reporting Persons may reasonably specify. The Issuer must use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event (i) no later than the fifteenth day following the filing of the Shelf Registration Statement in the event of no “review” by the Commission, (ii) no later than the sixtieth day following the filing of the Shelf Registration Statement in the event of “limited review” by the Commission, or (iii) in the event of a “review” by the Commission, the one hundred and twentieth day following the filing of the Shelf Registration Statement, subject to certain exceptions.
The A&R Voting Agreement is attached as Exhibit 10.4, the A&R Investor Rights Agreement is attached as Exhibit 10.2 and the Registration Rights Agreement is attached as Exhibit 10.3 (respectively) to the Form 8-K of the Issuer filed with the SEC on February 10, 2022 and each is incorporated herein by reference; any description herein of such agreements is qualified in its entirety by reference to such agreements so filed by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

INNOVIVA, INC.

By:   /s/ Pavel Raifeld
                Name: Pavel Raifeld
                Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC
 BY INNOVIVA, INC (ITS MANAGING MEMBER)

By:   /s/ Pavel Raifeld
                Name: Pavel Raifeld
                    Title: Chief Executive Officer